SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No. 1431 - 1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND FOURTH

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua Coronel Dulcídio, 800, Curitiba, State of Paraná. 2. DATE AND TIME: February 14, 2012 – 2:00 p.m. 3. PRESIDING: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS MADE:

I.    The members of the Board of Directors approved Mr. Ney Amilton Caldas Ferreira’s attendance at the Board of Directors’ meetings to be held as from this date until the Annual Shareholders’ Meeting, in compliance with Article 13 of the Company’s Bylaws, as he was appointed as a member of the Board by BNDES Participações S.A. – BNDESPAR, pursuant to the Shareholders’ Agreement; in addition, the Board Members authorized the call for a Shareholders’ Meeting to resolve on this matter, which will be held on a date yet to be defined;

II.   The resignation of the Audit Committee’s members was announced, and the following new independent members were elected: Carlos Homero Giacomini, as Chairman, replacing Mr. Paulo Procopiak de Aguiar; and Fabiano Braga Côrtes, as a member, replacing Mr. Pedro Luiz Cerize; in addition, Mr. José Richa Filho was designated as a financial specialist, keeping his position as a member of the Committee;

III.   The members of the Board of Directors approved and ratified the incorporation of Special Purpose Companies, in view of the successful acquisition, by Copel Geração e Transmissão S.A. - Copel GeT, of the A, E, F and I lots of Aneel’s Transmission Auction 006/2011;

IV.  The members of the Board of Directors approved and ratified the appointment of representatives of the Company in affiliated companies and/or subsidiaries;

V.  Investment in Special Purpose Companies was approved and ratified by the Board Members;

VI. And lastly, the members of the Board of Directors approved and ratified Copel’s participation in a partnership with Silea Participações Ltda., BE - Empresa de Estudos Energéticos Ltda. – BRENNAND, and Minas PCH Ltda. for the development of inventory review studies and basic projects for new hydroelectric plants.

5. ATTENDANCE: MAURICIO SCHULMAN – Chairman, LINDOLFO ZIMMER – Secretary, PAULO PROCOPIAK DE AGUIAR, CARLOS HOMERO GIACOMINI, FABIANO BRAGA CÔRTES, JOSÉ RICHA FILHO, PEDRO LUIZ CERIZE, and NILTON CAMARGO COSTA.

The full Minutes of the 104th Extraordinary Board of Director’s Meeting were drawn up in the Company’s Book no. 06 registered at the Paraná State Trade Registry under no. 05/095391-5 on August 8, 2005.

LINDOLFO ZIMMER
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 14, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.